(An Exploration Stage Company)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

NOTICE TO READER

In accordance with National Instrument 51-102 of the Canadian Securities Administrators, the Company discloses that its external auditors have not reviewed the unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2012.  These financial statements have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company.

RADIUS GOLD INC.

(An Exploration Stage Company)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Expressed in Canadian Dollars)

As at:	September 30,	December 31,
	2012	2011
		(Restated – Note 16)
ASSETS

Current assets
Cash and cash equivalents (Note 5)	$ 675,947	$ 1,763,574
Available-for-sale investments (Note 6)	19,378,671	641,707
Advances and other receivables (Notes 9 and 12)	137,590	766,939
Taxes receivable	67,874	361,697
Due from related parties (Note 12)	107,504	541,889
Prepaid expenses and deposits	215,489	349,833
Total current assets	20,583,075	4,425,639

Non-current assets
Long-term deposits	82,625	70,425
Property and equipment (Note 7)	197,391	251,100
Exploration and evaluation assets (Notes 8 and 9)	531,369	4,103,346
Investment in associate (Note 8)	1,265,697	1,500,647
Total non-current assets	2,077,082	5,925,518

TOTAL ASSETS	$ 22,660,157	$ 10,351,157

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (Note 12)	$ 193,355	$ 775,439
Total liabilities	193,355	775,439

Shareholders' equity
Share capital (Note 10)	56,592,613	56,592,613
Other equity reserve	6,251,338	6,251,338
Deficit	(42,910,712)	(53,778,607)
Accumulated other comprehensive (loss) income	2,533,563	510,374
Total shareholders' equity	22,466,802	9,575,718

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 22,660,157	$ 10,351,157

Events after the reporting date – Note 17

APPROVED ON BEHALF OF THE BOARD OF DIRECTORS AND AUTHORIZED FOR ISSUE ON NOVEMBER 28, 2012 BY:

“Simon Ridgway”	, Director	“Ralph Rushton”	, Director
Simon Ridgway		Ralph Rushton

The accompanying notes form an integral part of these condensed consolidated interim financial statements

RADIUS GOLD INC.

(An Exploration Stage Company)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

Expressed in Canadian Dollars)

Three months ended September 30,			Nine months ended September 30,
	2012	2011	2012	2011

EXPLORATION EXPENDITURES	$ 229,108	$ 3,259,697	$ 626,741	$ 5,777,576

GENERAL AND ADMINISTRATIVE EXPENSES
Amortization	12,914	13,909	38,998	40,035
Communications	2,641	476	5,858	15,046
Consulting fees (Note 12)	50,652	31,559	101,826	94,608
Donations	313	-	11,973	167
Legal and audit fees	1,472	67,423	81,567	121,722
Management fees (Note 12)	90,000	15,000	123,000	45,000
Office and miscellaneous	9,820	8,887	29,040	30,108
Public relations	9,235	29,660	56,184	66,210
Rent and utilities	13,043	8,578	45,287	11,260
Repair and maintenance	9,796	12,466	13,463	25,715
Salaries and benefits (Note 12)	67,671	61,963	192,318	174,095
Share-based compensation (Note 11)	-	253,443	-	303,559
Transfer agent and regulatory fees	1,123	6,844	14,713	25,087
Travel and accommodation	9,787	6,560	65,532	43,397
	278,467	516,768	779,759	996,009

Loss before other items	(507,575)	(3,776,465)	(1,406,500)	(6,773,585)

OTHER INCOME (EXPENSES)
Share of post-tax losses of associate (Note 8)	(141,200)	-	(234,950)	-
Foreign currency exchange gain (loss)	(12,427)	23,412	(14,038)	14,729
Gain on disposal of mineral property (Note 9)	16,382,153	-	16,278,410	-
Loss on disposal of mineral property (Note 9)	(3,823,118)	-	(3,823,118)	-
Loss on disposal of property and equipment	-	-	(41,780)	-
Gain from mineral property option agreements	-	-	101,564	127,294
Investment income	1,971	18,891	8,307	52,525
Income (loss) before income taxes	11,899,804	(3,734,162)	10,867,895	(6,579,037)
Deferred income tax recovery	-	257,441	-	540,555
Net income (loss) for the period	$ 11,899,804	$ (3,476,721)	$ 10,867,895	$ (6,038,482)

Other comprehensive income (loss)
Fair value gains (losses) on available-for-sale investments	2,437,969	124,461	2,023,189	(83,383)
Total comprehensive income (loss)	$ 14,337,773	$ (3,352,260)	$ 12,891,084	$ (6,121,865)
Earnings (loss) per share – basic and diluted	$0.14	$(0.04)	$0.13	$(0.07)
Weighted average number of common shares outstanding – basic and diluted	86,675,617	86,329,699	86,675,617	82,071,084

The accompanying notes form an integral part of these condensed consolidated interim financial statements

RADIUS GOLD INC.

(An Exploration Stage Company)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

For the nine months ended September 30, 2012 and 2011

(Expressed in Canadian Dollars)

	Number of common shares	Share capital	Share subscriptions received (receivable)	Other equity reserve	Accumulated other comprehensive income (loss)	Deficit	Total
Balance, December 31, 2010	79,727,539	$ 52,631,209	$ -	$ 5,966,627	$ (121,517)	$(45,078,001)	$ 13,398,318
Loss for the period	-	-	-	-	-	(6,038,482)	(6,038,482)
Shares issued for private placements	6,100,000	3,660,000	-	-	-	-	3,660,000
Shares issued for finders' fees	199,250	119,550	-	-	-	-	119,550
Shares issued for property acquisition	159,512	119,700	-	-	-	-	119,700
Options exercised	105,000	37,250	-	-	-	-	37,250
Warrants exercised	384,316	195,448	-	-	-	-	195,448
Transfer of other equity reserve on exercise of options	-	33,213	-	(33,213)	-	-	-
Transfer of other equity reserve on exercise of warrants	-	22,252	-	(22,252)	-	-	-
Share issuance costs	-	(226,009)	-	33,261	-	-	(192,748)
Available-for-sale investments	-	-	-	-	(83,383)	-	(83,383)
Share-based compensation	-	-	-	303,559	-	-	303,559
Balance, September 30, 2011	86,675,617	56,592,613	-	6,247,982	(204,900)	(51,116,483)	11,519,212
Income for the period						3,871,105	3,871,105
Correction of error (Note 16)	-	-	-	-	465,925	(465,925)	-
Available-for-sale investments	-	-	-	-	249,349	-	249,349
Fair value of distributed assets	-	-	-	-	-	(6,067,304)	(6,067,304)
Share-based compensation	-	-	-	3,356	-	-	3,356
Balance, December 31, 2011	86,675,617	56,592,613	-	6,251,338	510,374	(53,778,607)	9,575,718
Income for the period	-	-	-	-	-	10,867,895	10,867,895
Available-for-sale investments	-	-	-	-	2,023,189	-	2,023,189
Balance, September 30, 2012	86,675,617	$ 56,592,613	$ -	$ 6,251,338	$ 2,533,563	$(42,910,712)	$ 22,466,802

The accompanying notes form an integral part of these condensed consolidated interim financial statements

RADIUS GOLD INC.

(An Exploration Stage Company)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED)

 (Expressed in Canadian Dollars)

Three months ended September 30,			Nine months ended September 30,
	2012	2011	2012	2011

Cash provided by (used in):

OPERATING ACTIVITIES
Net income (loss) for the period	$ 11,899,804	$ (3,476,721)	$ 10,867,895	$ (6,038,482)
Items not involving cash:
Amortization	12,914	13,909	38,998	40,035
Gain from mineral property option agreements	-	-	(101,564)	(52,294)
Gain on sale of mineral property	(16,580,511)	-	(16,580,511)	-
Loss from disposal of mineral property	3,820,473	-	3,820,473	-
Loss from disposal of property and equipment	-	-	41,780	-
Loss on associate	141,200	-	234,950	-
Deferred income tax recovery	-	(257,441)	-	(540,555)
Share-based compensation	-	253,443	-	303,559
	(706,120)	(3,466,810)	(1,677,979)	(6,287,737)
Changes in non-cash working capital items:
Advances and other receivables	393,853	(72,085)	199,621	(159,125)
Taxes receivable	(34,556)	(234,279)	293,823	(283,178)
Prepaid expenses and deposits	(318,180)	(52,898)	134,344	(177,893)
Long-term deposits	(6,521)	-	(12,200)	-
Due from related parties	43,120	(51,122)	434,385	(66,215)
Accounts payable and accrued liabilities	(18,229)	(305,878)	(584,672)	546,250
	(646,633)	(4,183,072)	(1,212,678)	(6,427,898)

FINANCING ACTIVITIES
Share subscriptions received	-	(1,324,000)	-	-
Proceeds on issuance of common shares, net	-	3,603,002	-	3,819,500
	-	2,279,002	-	3,819,500

INVESTING ACTIVITIES
Expenditures on exploration and evaluation asset acquisition costs	-	(146,397)	-	(246,397)
Gain from mineral property option agreements	-	-	50,782	104,794
Proceeds from disposal of mineral property	98,750	-	98,750	-
Proceeds from sale of property and equipment	-	-	4,078	-
Purchase of property and equipment	(2,464)	(13,731)	(28,559)	(73,486)
	(2,464)	(160,128)	125,051	(215,089)

Decrease in cash and cash equivalents	(649,097)	(2,064,198)	(1,087,627)	(2,823,487)

Cash and cash equivalents - beginning of period	1,325,044	6,956,058	1,763,574	7,715,347

Cash and cash equivalents - end of period	$ 675,947	$ 4,891,860	$ 675,947	$ 4,891,860

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2012

(Expressed in Canadian Dollars)

1.

CORPORATE INFORMATION

Radius Gold Inc. (the “Company”) was formed by the amalgamation of Radius Explorations Ltd. and PilaGold Inc. effective on July 1, 2004.

The Company is domiciled in Vancouver, Canada and is engaged in acquisition and exploration of mineral properties located primarily in Central America and up to December 8, 2011, in Canada.  The address of the Company’s head office is #650 – 200 Burrard Street, Vancouver, BC, Canada V6C 3L6.

2.

BASIS OF PREPARATION

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) on a basis consistent with the significant accounting policies disclosed in note 3 of the audited financial statements of the Company for the year ended December 31, 2011. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

Basis of Measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis, as modified by any revaluation of available-for-sale financial assets.

The condensed consolidated interim financial statements are presented in Canadian dollars (“CDN”), which is also the Company’s functional currency.

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies.  The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company, and its wholly owned subsidiaries. A wholly owned subsidiary is an entity in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. All material intercompany transactions and balances have been eliminated on consolidation. Subsidiaries are deconsolidated from the date control ceases.

Details of the Company’s principal subsidiaries at September 30, 2012 are as follows:

Name	Place of incorporation	Interest %	Principal activity
Minerales Sierra Pacifico S.A.	Guatemala	100%	Exploration company
Recursos Del Golfo, S.A.,	Guatemala	100%	Exploration company
Minerales de Nicaragua S.A.	Nicaragua	100%	Exploration company
Geometales Del Norte-Geonorte	Mexico	100%	Exploration company
Radius (Cayman) Inc	Cayman Islands	100%	Holding company

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2012

(Expressed in Canadian Dollars)

2.

BASIS OF PREPARATION – (cont’d)

Nature of Operations

These financial statements have been presented on the basis that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  Realization values may be substantially different from the carrying values shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At September 30, 2012, the Company had no revenue producing operations and accumulated losses of $42,910,712 since inception. However, the Company has sufficient cash resources and a working capital surplus of $20.4 million to meet its obligations for at least the next twelve months from the end of the reporting period.  The Company will periodically have to raise funds to continue operations and, although it has been successful in doing so in the past, there is no assurance it will be able to do so in the future.

3.

STANDARDS, AMENDMENTS AND INTERPRETATIONS NOT YET EFFECTIVE

The following new standards and interpretations have been issued by the IASB but are not yet effective:

IFRS 9 Financial Instruments

IFRS 9 is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value.  The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset.  The standard is effective for annual periods beginning on or after January 1, 2015. The Company is in the process of evaluating the impact of the new standard.

IFRS 10 Consolidated Financial Statements

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation - Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements. The Company is yet to assess the full impact of IFRS 10 and intends to adopt the standard no later than the accounting period beginning January 1, 2013.

IFRS 11 Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-monetary Contributions by Venturers. The Company is yet to assess the full impact of IFRS 11 and intends to adopt the standard no later than the accounting period beginning January 1, 2013.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2012

(Expressed in Canadian Dollars)

3.

STANDARDS, AMENDMENTS AND INTERPRETATIONS NOT YET EFFECTIVE – (cont’d)

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. The Company is yet to assess the full impact of IFRS 12 and intends to adopt the standard no later than the accounting period beginning January 1, 2013.

IFRS 13 Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. The Company is yet to assess the full impact of IFRS 13 and intends to adopt the standard no later than the accounting period beginning January 1, 2013.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

4.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities.  Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

a)

Where the Company holds less than 20% of the voting rights in an investment but the Company has the power to exercise significant influence through common officers and board members, such an investment is treated as an associate. The Company can exercise significant influence over Rackla Metals Inc.;

b)

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects;

c)

The recoverability of amounts receivable and prepayments which are included in the condensed consolidated interim statements of financial position; and

d)

The carrying value of the investment in exploration and evaluation costs and the recoverability of the carrying value which are included in the condensed consolidated interim statement of financial position.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2012

(Expressed in Canadian Dollars)

5.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.  The Company does not hold any deposits with maturities of greater than three months from the date of acquisition.  Cash at banks and on hand earns interest at floating rates based on daily bank deposit rates.

6.

AVAILABLE-FOR-SALE INVESTMENTS

Available-for-sale investments are recorded at fair value.  As of September 30, 2012, available-for-sale investments consisted of 4,815,894 common shares of B2Gold Corp. (“B2Gold”), 1,007,406 common shares of Focus Ventures Ltd. (“Focus”), 23,174 common shares of Fortuna Silver Mines Inc. (“Fortuna”), and 7,175,700 warrants of Rackla Metals Inc. (“Rackla”), all public companies with common directors or officers.  The B2Gold shares are restricted from trading until December 11, 2012. After that time, the Company is entitled to sell a maximum of 10% of the original number of shares within any 30-day period without encumbrance.  If the Company wishes to exceed this limitation, there may be a delay of up to 15 days before the selling of the shares can be completed.

As at September 30, 2012, the recorded amount for the available-for-sale investments was $19,378,671 (December 31, 2011: $641,707).  An unrealized gain of $2,023,189 was recorded in other comprehensive income during the nine month period ended September 30, 2012 (2011: loss of $83,383).

For the year ended December 31, 2011, the Company determined that the decline in value of Focus shares was other than temporary and accordingly recorded an impairment of $465,925 (Note 16).  There are no impairment provisions on the available-for-sale financial assets for the period ended September 30, 2012.

The fair value of quoted securities is based on published market prices.

	B2Gold	Focus	Fortuna	Rackla(1)(2)	Cordoba(3)	Solomon Resources Limited	Portfolio Invest- ments	Total
Balance, December 31, 2010	$ -	$ 523,851	$ 37,346	$ -	$ 300,000	$ 132,000	$ 1,412	$ 994,609
Acquisition of shares	-	-	29,794	-	-	22,500	-	52,294
Transferred on distribution of assets	-	-	-	-	(600,000)	(48,750)	-	(648,750)
Disposition of investments	-	-	-	-	-	-	(1,412)	(1,412)
Impairment adjustment (Note 16)	-	(465,925)	-	-	-	-	-	(465,925)
Net change in fair value recorded in other comprehensive income	-	143,555	14,301	358,785	300,000	(105,750)	-	710,891
Balance, December 31, 2011	-	201,481	81,441	358,785	-	-	-	641,707
Acquisition of shares	16,662,993	-	50,782	-	-	-	-	16,713,775
Net change in fair value recorded in other comprehensive income	2,311,629	10,074	(11,486)	(287,028)	-	-	-	2,023,189
Balance, September 30, 2012	$18,974,622	$ 211,555	$ 120,737	$ 71,757	$ -	$ -	$ -	$ 19,378,671

(1)

Rackla warrants trade on the TSX-V.

(2)

The Company also holds 7,175,701 free trading common shares of Rackla but they are recorded as an investment in associate (Note 8).

(3)

Wesgold Minerals Inc. changed its name to Cordoba Minerals Corp. on April 30, 2012.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2012

(Expressed in Canadian Dollars)

7.

PROPERTY AND EQUIPMENT

	Leasehold improvements	Trucks	Computer equipment	Furniture and equipment	Geophysical equipment	Field equipment	Total
Cost
Balance, December 31, 2010	$ 21,328	$ 259,918	$ 191,418	$ 43,452	$ 91,494	$ 2,480	$ 610,090
Additions	30,565	23,504	51,433	9,415	-	-	114,917
Disposals	-	(24,477)	-	-	(7,900)	-	(32,377)
Balance, December 31, 2011	51,893	258,945	242,851	52,867	83,594	2,480	692,630
Additions	-	26,095	2,464	-	-	-	28,559
Disposals	-	(69,402)	-	-	-	-	(69,402)
Balance, September 30, 2012	$ 51,893	$ 215,638	$ 245,315	$ 52,867	$ 83,594	$ 2,480	$ 651,787

Accumulated amortization
Balance, December 31, 2010	$ 17,246	$ 187,968	$ 136,714	$ 16,908	$ 31,174	$ 372	$ 390,382
Charge for the period	4,401	9,663	26,364	6,109	12,592	632	59,761
Disposals	-	(8,613)	-	-	-	-	(8,613)
Balance, December 31, 2011	21,647	189,018	163,078	23,017	43,766	1,004	441,530
Charge for the period	2,880	5,044	17,932	4,248	5,974	332	36,410
Disposals	-	(23,544)	-	-	-	-	(23,544)
Balance, September 30, 2012	$ 24,527	$ 170,518	$ 181,010	$ 27,265	$ 49,740	$ 1,336	$ 454,396

Carrying amounts
At December 31, 2010	$ 4,082	$ 71,950	$ 54,704	$ 26,544	$ 60,320	$ 2,108	$ 219,708
At December 31, 2011	$ 30,246	$ 69,927	$ 79,773	$ 29,850	$ 39,828	$ 1,476	$ 251,100
At September 30, 2012	$ 27,366	$ 45,120	$ 64,305	$ 25,602	$ 33,854	$ 1,144	$ 197,391

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2012

(Expressed in Canadian Dollars)

8.

INVESTMENT IN ASSOCIATE

Spin-out transaction

Rackla Metals Inc. (“Rackla”) was incorporated pursuant to a plan of arrangement (the “Arrangement”) with the Company completed on December 8, 2011.  As part of the Arrangement, the Company’s interest in the Scarlet property, Sixty Mile Area properties, Ten Mile Creek property, Rivier property, and other staked Yukon properties (collectively, the “Projects”) were transferred to Rackla, together with $1.0 million in cash, and available-for-sale investments consisting of 750,000 common shares of Solomon Resources Limited (“Solomon”) and 600,000 common shares of Cordoba Minerals Corp., formerly called Wesgold Minerals Inc. (“Cordoba”).

Under the Arrangement, each shareholder of the Company received one common share and one full share purchase warrant in Rackla for every three common shares of the Company held by the shareholder, thereby splitting the Company’s exploration and evaluation assets in Canada from non-Canadian exploration and evaluation assets remaining with the Company.  Each share purchase warrant entitles the holder to purchase one common share of Rackla at $0.30 until June 8, 2013.  On December 8, 2011, the Company received the requisite shareholder approval for the Arrangement which resulted in the Company retaining 7,175,701 common shares and 7,175,700 share purchase warrants of Rackla, representing 19.9% of Rackla’s outstanding common shares and share purchase warrants in exchange for the assets distributed to Rackla.  Rackla meets the definition of an associate and has been equity accounted for in the consolidated financial statements.  The major assets distributed to Rackla on December 8, 2011, which gave rise to a gain on distribution of $4,807,443 for the year ended December 31, 2011are as follows:

December 8, 2011
Cash and cash equivalents	$ 1,000,000
Available for sale investments	648,750
Evaluation and exploration cost and expenditures	4,527,717
Net assets distributed to Rackla	$ 6,176,467

In accordance with IFRIC 17 “Distribution of Non-Cash Assets to Owners”, a gain was recognized during the year ended December 31, 2011 on the difference between the fair value and the carrying value of the net assets distributed to Rackla, calculated as follows:

December 8, 2011
Fair value of common shares on distribution	$ 7,574,201
Net assets distributed to Rackla	(6,176,467)
Gain on distribution of assets to Rackla	1,397,734
Plus: recovered expended exploration expenditures	3,409,709
Gain on distribution of assets to Rackla	$ 4,807,443

The fair value of the common shares distributed was based on the share price of Rackla on December 9, 2011, its first day of trading, of $0.21 multiplied by the total number of the 36,067,626 shares in issue. The distribution of the 80.1% of the common shares amounting to $6,067,304 was recorded through deficit.

The gain on distribution of assets is not re-measured on changes in share price of Rackla. The Company notes that the gain was not realized by the Company for the year ended December 31, 2011.  A total of $289,313 was expensed during the year ended December 31, 2011 in connection with this plan of arrangement.

On the same date of distribution, the Company relinquished control in Rackla and recorded its retained interest in Rackla at fair value, being 19.9% of the fair value of Rackla’s common shares on distribution. See table below showing the continuity of the Company’s interest in Rackla for the nine month period ended September 30, 2012.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2012

(Expressed in Canadian Dollars)

8.

INVESTMENT IN ASSOCIATE – (cont’d)

Initial fair value of investment in associate on December 8, 2011	$ 1,506,897
Less: share of losses in associate	(6,250)
Balance, December 31, 2011	1,500,647
Less: share of losses in associate	(234,950)
Balance, September 30, 2012	$ 1,265,697

Included in the initial fair value of investment in associate is a premium of approximately $280,000 which is the excess of the value of the investment above the fair value of the Company’s share of net assets distributed to Rackla.

9.

EXPLORATION AND EVALUATION ASSETS

	Guatemala	Nicaragua	Canada	Total
Balance, December 31, 2010	$ 4,020,864	$ 82,482	$ 806,389	$ 4,909,735
Shares	-	-	119,700	119,700
Cash	-	-	266,919	266,919
Acquisition costs recovered	-	-	(75,000)	(75,000)
Distribution of exploration and evaluation assets on spin-out transaction	-	-	(1,118,008)	(1,118,008)
Balance, December 31, 2011	4,020,864	82,482	-	4,103,346
Disposal of mineral properties	(3,489,495	(82,482)	-	(3,571,977)
Balance, September 30, 2012	$ 531,369	$ -	$ -	$ 531,369

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history, characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Details of the Company’s mineral property interests are disclosed in full in the consolidated financial statements for the year ended December 31, 2011.  Significant exploration and evaluation asset transactions that have occurred in the nine month period ended September 30, 2012 are as follows:

Sale to B2Gold Corp - Nicaragua

Based on a previous option agreement with the Company, B2Gold Corp. (“B2Gold”) earned in 2012 a 60% interest in the Company’s Trebol and Pavon gold properties in Nicaragua by expending a total of US$4 million on exploration, resulting in a 60% - 40% B2Gold – the Company joint venture.  On April 5, 2012 the Company and B2Gold entered into a binding letter agreement pursuant to which B2Gold agreed, among other things, to acquire a 100% interest in the Trebol and El Pavon properties. On August 10, 2012 the sale was completed with the Company receiving consideration of 4,815,894 common shares of B2Gold, with a fair value of $16,662,993 at the time of issuance.  In addition, B2Gold has agreed to make contingent payments to the Company of US$10 per ounce of gold on 40% of any proven and probable mineral reserves outlined at the Trebol property in excess of 500,000 ounces (on a 100% basis).

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2012

(Expressed in Canadian Dollars)

9.

EXPLORATION AND EVALUATION ASSETS – (cont’d)

Sale to B2Gold Corp - Nicaragua – (cont’d)

In connection with the sale, B2Gold and the Company terminated all other aspects of the existing option and joint venture arrangements entered into between the parties in December 2009 in respect of the Trebol, El Pavon and San Jose exploration properties.

B2Gold and the Company have also entered into a joint venture agreement on 60% - 40% basis with respect to each of the Company’s San Jose and B2Gold’s La Magnolia properties in Nicaragua and continue jointly exploring the properties with B2Gold and the Company contributing 60% and 40% respectively, of the exploration expenditures of each joint venture.

The Company has estimated a preliminary gain on the sale to B2Gold of $16,278,410, net of costs, as follows:

Proceeds of disposition	$ 16,662,993
Less:
Carrying value of mineral property	(82,482)
Transaction costs	(302,101)
Net gain on disposal of mineral property	$ 16,278,410

The preliminary gain will be updated once the Company completes its review of the transaction.

Sale of Tambor Property - Guatemala

In June 2008, the Company signed a binding Letter of Intent with Kappes, Cassiday & Associates (“KCA”) whereby KCA could earn a 51% interest in the Tambor Project by incurring exploration expenditures on the property totaling US$6,500,000 over 4 years, or by putting the property into commercial production within 4 years.  Once KCA earned its 51% interest, a joint venture was to be formed between KCA and the Company.

In August 2012, the Company sold its remaining interest in its subsidiary Exploraciones Mineras de Guatemala S.A. that holds the Tambor gold project to KCA, giving KCA a 100% interest in the project.  In consideration, KCA will repay to the Company approximately US$400,000 owing to the Company (US$100,000 paid upon signing, and approximately US$300,000 to be paid once KCA has commenced shipment of gold produced from the property).  Also upon commercial production, KCA will make quarterly payments to the Company based on the then price of gold and the number of ounces produced from the property.

A loss on the disposal of the property totaling $3,823,118 has been charged to operations as follows:

Proceeds of disposition	$ 98,750
Less:
Carrying value of mineral property	(3,489,495)
Transaction costs	(2,645)
Write-off of amount receivable	(429,728)
Net loss on disposal of mineral property	$ (3,823,118)

Due to the uncertainty of receiving future production payments from KCA, the Company wrote-off a receivable balance of $429,728 and has not recognized a contingent gain on potential royalty payments.  Future payments from KCA, whether as a royalty or repayment of the outstanding receivable balance, will be recorded as revenue at such time they are virtually certain to be received.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2012

(Expressed in Canadian Dollars)

9.

EXPLORATION AND EVALUATION ASSETS – (cont’d)

Tlacolula Property – Mexico

In January 2012, the Company received from Fortuna the third scheduled option payment consisting of US$50,000 (CDN$50,782) cash and US$50,000 (CDN$50,782) cash equivalent in Fortuna shares.  The US$50,000 cash equivalent resulted in the receipt of 8,605 Fortuna shares.  A total of $101,564 was recorded as a gain from mineral property option agreements.

The Company and Fortuna have two common directors.

10.

SHARE CAPITAL AND RESERVES

a)

Common Shares

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of Class A shares without par value.  There are no Class A shares issued.

There was no share capital activity during the nine month period ended September 30, 2012.

b)

Share Purchase Warrants

The following is a summary of changes in warrants from January 1, 2011 to September 30, 2012:

	Number of warrants	Weighted average exercise price
Balance, December 31, 2010	7,689,696	$0.51
Forfeited / expired	(500,766)	$0.55
Issued	3,436,123	$0.75
Exercised	(384,316)	$0.51
Balance, December 31, 2011	10,240,737	$0.59
Forfeited / expired	(905,736)	$0.49
Balance, September 30, 2012	9,335,001	$0.43

As at September 30, 2012, the following share purchase warrants were outstanding:

Expiry date	Number of warrants	Original exercise price	Adjusted exercise price(1)
June 16, 2013 (2)	6,285,001	$0.50	$0.37
July 3, 2013 (2)	3,050,000	$0.75	$0.55
	9,335,001

(1)

On February 6, 2012, the exercise prices for outstanding warrants were reduced to 73% of their original exercise price as a result of the Spin-Out.

(2)

During the current period, the Company extended the expiry dates of 6,285,001 outstanding warrants exercisable at $0.37 per share by one year to June 16, 2013, and 3,050,000 outstanding warrants exercisable at $0.55 per share by one year to July 3, 2013.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2012

(Expressed in Canadian Dollars)

10.

SHARE CAPITAL AND RESERVES – (cont’d)

c)

Nature and Purpose of Equity and Reserves

The reserves recorded in equity on the Company’s balance sheet include ‘Other equity reserve’, ‘Deficit’ and ‘Accumulated Other Comprehensive Loss/Income’.

Other equity reserve is used to recognize the value of stock option grants and share purchase warrants prior to exercise.

Accumulated other comprehensive loss/income comprises of available-for-sale reserve.  This reserve is used to recognize fair value changes on available-for-sale investments.

11.

SHARE-BASED PAYMENTS

a)

Option Plan Details

The Company has a formal stock option plan in accordance with the policies of the TSX Venture Exchange (“TSX-V”) under which it is authorized to grant options up to 10% of its outstanding shares to officers, directors, employees and consultants.  The exercise price of each option is not less than the closing market price of the Company’s stock on the trading day prior to the date of grant.  Outstanding options vest ranging from a four month period to one year from the date of grant. Options granted to investor relations personnel vest in accordance with TSX-V regulation.  The options are for a maximum term of ten years.

The following is a summary of changes in options for the nine month period ended September 30, 2012:

				During the period
Grant date	Expiry date	Exercise price	Opening balance	Granted	Exercised	Forfeited/ expired	Closing balance	Vested and exercisable
Apr 17, 2007	Apr 16, 2012	$0.52	565,000	-	-	(565,000)	-	-
Sep 06, 2007	Sep 5, 2012	$0.56	850,000	-	-	(850,000)	-	-
May 06, 2008	May 5, 2013	$0.26	575,000	-	-	-	575,000	575,000
Jan 08, 2010	Jan 7, 2020	$0.29	1,595,000	-	-	-	1,595,000	1,595,000
May 26, 2010	May 25, 2020	$0.36	100,000	-	-	-	100,000	100,000
Sep 24, 2010	Sep 23, 2020	$0.69	1,570,000	-	-	-	1,570,000	1,570,000
Nov 18, 2010	Nov 17, 2020	$0.69	75,000	-	-	-	75,000	75,000
Jul 04, 2011	Jul 3, 2021	$0.60	55,000	-	-	-	55,000	55,000
Jul 27, 2011	Jul 26, 2021	$0.81	320,000	-	-	-	320,000	320,000
			5,705,000	-	-	(1,415,000)	4,290,000	4,290,000
Weighted average exercise price			$0.50	-	-	$0.54	$0.48	$0.48

b)

Fair Value of Options Issued During the Period

There were no options granted during the period ended September 30, 2012.

The weighted average remaining contractual life of the options outstanding at September 30, 2012 is 6.80 years.

Options Issued to Employees

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date, the expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2012

(Expressed in Canadian Dollars)

11.

SHARE-BASED PAYMENTS – (cont’d)

b)

Fair Value of Options Issued During the Period – (cont’d)

Options Issued to Non-Employees

Options issued to non-employees are measured based on the fair value of the goods or services received, at the date of receiving those goods or services.  If the fair value of the goods or services received cannot be estimated reliably, the options are measured by determining the fair value of the options granted using the Black-Scholes option pricing model.

The expected volatility is based on the historical volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information. The risk free rate of return is the yield on a zero-coupon Canadian Treasury Bill of a term consistent with the assumed option life. The expected average option term is the average expected period to exercise, based on the historical activity patterns for each individually vesting tranche.

Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

c)

Expenses Arising from Share-based Payment Transactions

Total expenses arising from the share-based payment transactions recognized during the nine month period ended September 30, 2012 as part of share-based compensation expense were $Nil (2011: $303,559).

As of September 30, 2012 there was no amount (December 31, 2011: $Nil) of total unrecognized compensation cost related to unvested share-based compensation awards.

d)

Amounts Capitalized Arising from Share-based Payment Transactions

Total expenses arising from the share-based payment transactions that were capitalized during the nine month period ended September 30, 2012 as part of exploration and evaluation asset acquisition costs were $Nil (2011: $119,700).

12.

RELATED PARTY TRANSACTIONS

The Company’s related parties with transactions during the nine month period ended September 30, 2012 consist of directors, officers and companies with common directors as follows:

Related party	Nature of transactions
Mill Street Services Ltd. (“Mill Street”)	Management fees
Gold Group Management Inc. (“Gold Group”)	Shared general and administrative expenses
Rackla Metals Inc. (“Rackla”) (Associate)	Shared general and administrative expenses
Fortuna Silver Mines Inc. (“Fortuna”)	Shared general and administrative expenses
Focus Ventures Ltd. (“Focus”)	Shared general and administrative expenses
Iron Creek Capital Corp. (“Iron Creek”)	Shared general and administrative expenses
Emerick Resources Corp. (“Emerick”)	Shared general and administrative expenses
Western Pacific Resources Corp. (“Western Pacific”)	Shared general and administrative expenses
Cordoba Minerals Corp. (“Cordoba”)	Shared general and administrative expenses
Voyager Gold Corp. (“Voyager”)	Shared general and administrative expenses

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2012

(Expressed in Canadian Dollars)

12.

RELATED PARTY TRANSACTIONS – (cont’d)

In addition to related party transactions disclosed elsewhere in the condensed consolidated interim financial statements (Note 8 and 9), the Company incurred the following expenditures charged by non-key management officers and companies which have common directors with the Company in the nine month period ended September 30, 2012:

	Nine months ended September 30,
	2012	2011
Expenses:
Consulting	$ -	$ 10,000
Salaries and benefits	30,883	17,325
Shared administrative costs	32,638	-
Mineral property costs:
Salaries and benefits	51,485	46,256
	$ 115,006	$ 73,581

Effective July 1, 2012, the Company reimburses Gold Group, a company controlled by the Chief Executive Officer of the Company, for shared administrative costs and other business related expenses paid by Gold Group on behalf of the Company.

These transactions are in the normal course of operations and are measured at the fair value of the services rendered.

Advances and other receivables include $36,417 (December 31, 2011: $75,329) due from directors and officers of the Company. These were funds advanced for Company expenses and any balance owed will be repaid in the normal course of business.

Due from related parties of $107,504 (December 31, 2011: $541,889) are amounts due from companies which have a common director with the Company and arose from shared administrative costs.

Accounts payable and accrued liabilities include $26,811 (December 31, 2011: $Nil) payable to Gold Group for shared administrative costs.

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include certain directors and officers. Key management compensation comprises:

	Nine months ended September 30,
	2012	2011
Management fees	$ 123,000	$ 45,000
Salaries, benefits and fees	65,757	54,126
	$ 188,757	$ 99,126

During the current period, there were no share-based payments made to directors not specified as key management personnel (2011: $105,128).

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2012

(Expressed in Canadian Dollars)

13.

SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are within the mining sector relating to precious metals exploration.  Due to the geographic and political diversity, the Company’s exploration operations are decentralized whereby exploration managers are responsible for business results and regional corporate offices provide support to the exploration programs in addressing local and regional issues.  The Company’s operations are therefore segmented on a district basis.  The Company’s assets are located in Canada, Caymans, Guatemala, Nicaragua, and Mexico. Details of identifiable assets by geographic segments are as follows:

Nine months ended September 30, 2012
	Canada	Guatemala	Nicaragua	Other	Consolidated
Exploration expenditures	$ -	$ 563,682	$ 10,689	$ 52,370	$ 626,741
Interest income	8,307	-	-	-	8,307
Amortization	29,438	7,833	1,727	-	38,998
Profit/(loss) before income taxes	(1,124,023)	(4,197,397)	16,217,897	(28,582)	10,867,895
Capital expenditures*	-	28,559	-	-	28,559

Nine months ended September 30, 2011
	Canada	Guatemala	Nicaragua	Other	Consolidated
Exploration expenditures	$ 4,597,751	$ 1,137,759	$ 27,127	$ 14,939	$ 5,777,576
Interest income	52,525	-	-	-	52,525
Amortization	30,935	3,984	5,116	-	40,035
Profit/(loss) before income taxes	(5,437,168)	(1,179,196)	(31,861)	69,188	(6,579,037)
Capital expenditures*	358,403	6,179	-	-	364,582

*Capital expenditures consists of additions of property and equipment and exploration and evaluation assets

As at September 30, 2012
	Canada	Guatemala	Nicaragua	Other	Consolidated
Total current assets	$ 20,119,426	$ 73,613	$ 10,264	$ 379,772	$ 20,583,075
Total non-current assets	1,486,541	583,795	6,746	-	2,077,082
Total assets	$ 21,605,967	$ 657,408	$ 17,010	$ 379,772	$ 22,660,157
Total liabilities	$ 179,659	$ 2,809	$ 45	$ 10,842	$ 193,355

As at December 31, 2011
	Canada	Guatemala	Nicaragua	Other	Consolidated
Total current assets	$ 3,692,139	$ 347,633	$ 13,876	$ 371,991	$ 4,425,639
Total non-current assets	1,616,331	4,172,136	137,051	-	5,925,518
Total assets	$ 5,308,470	$ 4,519,769	$ 150,927	$ 371,991	$ 10,351,157
Total liabilities	$ 759,362	$ 163	$ 11,405	$ 4,509	$ 775,439

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2012

(Expressed in Canadian Dollars)

14.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company is exposed to the following financial risks:

•

Market Risk

•

Credit Risk

•

Liquidity Risk

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments.  This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them.  Further quantitative information in respect of these risks is presented throughout these financial statements.

General Objectives, Policies and Processes

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to the Company’s finance function.  The Board of Directors receive periodic reports through which it reviews the effectiveness of the processes put in place and the appropriateness of the objectives and policies it sets.

The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility.  Further details regarding these policies are set out below.

a)

Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market prices are comprised of three types of risk: foreign currency risk, interest rate risk, and equity price risk.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries.  The Company monitors this exposure, but has no hedge positions.  As at September 30, 2012, cash totalling $249,876 (December 31, 2011: $255,717) was held in US dollars, $943 (December 31, 2011: $2,441) in Nicaragua Cordoba, $8,238 (December 31, 2011: $8,091) in Guatemala Quetzal, $3,423 (December 31, 2011: $21,859) in Mexican Pesos and $707 (December 31, 2011: $696) in Peruvian Sols. Based on the above net exposures at September 30, 2012, a 10% depreciation or appreciation of the above currencies against the Canadian dollar would approximately result in a $26,000 increase or decrease in the Company’s after tax net earnings, respectively.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.  The Company does not have any borrowings.  Interest rate risk is limited to potential decreases on the interest rate offered on cash held with chartered Canadian financial institutions.  The Company considers this risk to be limited.

Equity Price Risk

Equity price risk is the uncertainty associated with the valuation of assets arising from changes in equity markets.  The Company’s available-for-sale investments are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held.  The available-for-sale investments held in B2Gold, Focus, Rackla and Fortuna are monitored by Management with decisions on sale taken at Board level.  A 10% decrease in fair value of the shares would approximately result in a $1,938,000 decrease in equity.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2012

(Expressed in Canadian Dollars)

14.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT – (cont’d)

b)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s credit risk is primarily attributable to its cash and cash equivalents, available-for-sale investments and advances and other receivables.  The Company limits exposure to credit risk by maintaining its cash and cash equivalents with large financial institutions.  The Company does not have cash and cash equivalents or available-for-sale investments that are invested in asset based commercial paper.  For advances and other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

c)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due.  The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  At September 30, 2012, the Company had working capital of $20.4 million (December 31, 2011: $3.6 million) available to apply against short-term business requirements.  All of the Company’s financial liabilities have contractual maturities of less than 45 days and are subject to normal trade terms.

Determination of Fair value

Fair values have been determined for measurement and/or disclosure purposes based on the following methods.  When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

The Statement of Financial Position carrying amounts for cash, due from related parties, advances and other receivables, deposits, accounts payables and accrued liabilities, and due to related parties approximates fair value due to their short-term nature.  Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Fair Value Hierarchy

Financial instruments that are measured subsequent to initial recognition at fair value are grouped in Levels 1 to 3 based on the degree to which the fair value is observable:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The available-for-sale investments for B2Gold, Focus, Fortuna, and Rackla are based on quoted prices and are therefore considered to be Level 1.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2012

(Expressed in Canadian Dollars)

15.

CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to advance its mineral properties. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it to effectively support the acquisition and exploration of mineral properties. The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for general administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company monitors its cash, available-for-sale investments, common shares, warrants and stock options as capital. There were no changes in the Company’s approach to capital management during the period ended September 30, 2012. The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties.  Neither the Company nor its subsidiaries are subject to externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products. The Company expects its current capital resources to be sufficient to carry out its planned exploration programs and operating costs for the next twelve months.

16.

CORRECTION OF ERROR IN PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS

During the third quarter of 2012, the Company discovered an error in its previously reported consolidated financial statements as at and for the year ended December 31, 2011. The Company is required to separately disclose the impact of correction of errors, if any, in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors.

In accordance with IAS 39 Financial Instruments: Recognition and Measurement, the Company has classified its marketable securities as available-for-sale financial instruments. Available-for-sale investments are carried at fair value with changes in fair value recognized in accumulated other comprehensive loss/income. During the third quarter of 2012, the Company re-assessed and determined that its investment in the shares of Focus Ventures Ltd., a public company with common directors and officers, suffered an impairment as at December 31, 2011.

As a result of this determination, and in accordance with IAS 39, the Company has reclassified the loss previously recognized in other comprehensive income from accumulated other comprehensive income to deficit. As at and for the year ended December 31, 2011, this reclassification adjustment resulted in a $465,925 increase in other comprehensive income, a $465,925 increase in loss on impairment of available-for-sale investments, a $465,925 increase in accumulated other comprehensive income, and a $465,925 increase in deficit.  For the year ended December 31, 2011, the reclassification adjustment did not have an impact on operating, financing, or investing cash flow activities and there was no change in loss per share.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2012

(Expressed in Canadian Dollars)

17.

EVENTS AFTER THE REPORTING DATE

Subsequent to September 30, 2012, the following events which have not been disclosed elsewhere in these consolidated financial statements have occurred:

•

On October 11, 2012 the Company participated in a private placement of Rackla, an associate company, whereby 2,690,675 units at $0.08 per unit were acquired by the Company for a total cost of $215,254.  Each unit consists of one common share and one-half warrant.  Each whole warrant entitles the Company to purchase one additional common share of Rackla at $0.10 for 18 months.  With the acquisition of the 2,690,675 common shares, the Company has a 19.5% interest in Rackla (Note 8).

No other adjusting or significant non-adjusting events have occurred between the reporting date and the date these financial statements were authorized for issue.